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Exhibit 12

Simon Property Group, L.P. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(in thousands)

	For the year ended December 31,
	2007		2006		2005		2004		2003
Earnings:
Pre-tax income from continuing operations	$650,380		$730,453		$473,557		$466,128		$441,560
Add:
Pre-tax income (loss) from 50% or greater than 50% owned unconsolidated entities	(9,061)		45,313		49,939		46,124		60,614
Minority interest in income of majority owned subsidiaries	13,936		11,524		13,743		9,687		7,277
Distributed income from less than 50% owned unconsolidated entities	51,594		53,000		66,165		45,909		42,939
Amortization of capitalized interest	2,462		5,027		2,772		2,525		1,845
Fixed Charges	1,196,718		958,818		904,324		748,643		684,226
Less:
Income from unconsolidated entities	(38,120)		(110,819)		(81,807)		(81,113)		(101,093)
Interest capitalization	(37,270)		(34,073)		(15,502)		(15,546)		(10,916)

Earnings	$1,830,638		$1,659,243		$1,413,191		$1,222,357		$1,126,452

Fixed Charges:
Portion of rents representative of the interest factor	9,032		9,052		8,869		7,077		5,489
Interest on indebtedness (including amortization of debt expense)	1,150,416		915,693		879,953		726,020		667,821
Interest capitalized	37,270		34,073		15,502		15,546		10,916

Fixed Charges	$1,196,718		$958,818		$904,324		$748,643		$684,226

Ratio of Earnings to Fixed Charges	1.53	x	1.73	x	1.56	x	1.63	x	1.65	x

            For purposes of calculating the ratio of earnings to fixed charges, "earnings" have been computed by adding fixed charges, excluding capitalized interest, to pre-tax income from continuing operations including income from minority interests and our share of pre-tax income from 50%, or greater than 50%, owned unconsolidated entities which have fixed charges, and including distributed operating income from less than 50% owned unconsolidated joint ventures instead of income from the less than 50% owned unconsolidated joint ventures. There are generally no restrictions on our ability to receive distributions from our joint ventures where no preference in favor of the other owners of the joint venture exists. "Fixed charges" consist of interest costs, whether expensed or capitalized, the interest component of rental expenses, preferred distributions, and amortization of debt issue costs.

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  Exhibit 12
Simon Property Group, L.P. and Subsidiaries Computation of Ratio of Earnings to Fixed Charges (in thousands)